January 27, 2020

Neil M. Koehler
Chief Executive Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

       Re: Pacific Ethanol, Inc.
           Registration Statement on Form S-1
           Filed January 21, 2020
           File No. 333-235990

Dear Mr. Koehler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Larry A. Cerutti, Esq.